Mail Stop 3561

      							November 22, 2005


Mr. Ricardo Knoepfelmacher
Chief Executive Officer
Brasil Telecom Participacoes S.A.
SIA/Sul, ASP, Lote D, Bloco B
71215-000 - Setor de Industria, Brasilia, DF, Brazil

	Re:	Brasil Telecom Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 14, 2005
		File No. 1-14477

Dear Mr. Knoepfelmacher:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Item 15.  Controls and Procedures, page 137

1. We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are "effective in recording, processing, summarizing and reporting, on a timely basis, information required to be discussed by us in the reports we file or submit under the Exchange Act." Please clarify that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

2. We note your disclosure that "there have been no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting" (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Note 8.  Net non-operating expenses, page F-18

3. Clarify for us the nature of the loss of R$51.6 million on your investment in VANT Telecommunicacoes S.A. Tell us how you originally accounted for the amount deposited in a collateral account as a guarantee for the option to the purchase agreement. In addition, clarify how you accounted for the acquisition of the remaining interest in 2004 for US GAAP reporting purposes.


Note 18.  Intangibles, page F-26

4. Refer to footnote (a). Explain for us in more detail your accounting treatment for the goodwill associated with the merger of
CRT. Specifically, tell us how you account for the usage of the deferred tax assets, discussed at page F-20, and the issuance of shares to the controlling shareholder corresponding to the realized tax benefit, discussed at page F-44. In addition, clarify the nature of the goodwill recorded as an intangible asset relating to the merger of CRT and the relationship of this asset to the deferred tax asset recorded for this transaction. You may wish to provide us with example journal entries to illustrate your accounting treatment for each of these transactions. Also, tell us whether you have recorded any reconciling items associated with these transactions for US GAAP reporting purposes and tell us your basis in the US GAAP literature for your accounting treatment.

Note 33. Summary of the differences between Brazilian GAAP and U.S.
GAAP, page F-60

b. Dividends and interest on shareholders` equity, page F-62

5. Tell us your basis for recording the distributions characterized as interest on shareholders` equity and the minimum compulsory dividends prior to approval by the shareholders for US GAAP reporting purposes. In addition, clarify for us the nature of the adjustment to US GAAP shareholders` equity, labeled as "reversal of accrued dividends."

m.  Valuation of long-lived assets, page F-65

6. We note your disclosure that no impairment losses were recognized under Brazilian GAAP and U.S. GAAP for all periods presented.
This
statement appears inconsistent with your disclosure at page F-18 regarding a charge of R$387 million in 2003 for the write-off of permanent assets due to obsolescence or replacement. Clarify for us the nature of this charge and tell us how you applied the guidance in
SFAS 144 for US GAAP reporting purposes.

o. Goodwill & other intangible assets and business combination, page
F-67

Goodwill & other intangible assets, page F-67

7. We note that you consider your entire fixed-line business to be one reporting unit. Tell us how you have defined your reporting units for any goodwill that exists in your other operating segments.
In addition, tell us and disclose the information required by paragraph 45.c. of SFAS 142 regarding the allocation of goodwill by segment.

Note 34.  Additional disclosures required by U.S. GAAP, page F-82

a.  Pension and other post-retirement benefits, page F-82

8. We note that the expected long-term rate of return on plan assets for 2004 is 12.5%, which is significantly higher than your expected rate in 2003. Tell us your basis for this assumption.





*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



??

??

??

??

Mr. Ricardo Knoepfelmacher
Brasil Telecom Participacoes S.A.
November 22, 2005
Page 3